Exhibit 99.1
HAFNIA LIMITED: Hafnia Announces Planned CEO Succession

Singapore, 30 June 2026

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) announces today that Mikael Skov has decided to step down as Chief Executive Officer (CEO) of Hafnia effective 1 September 2026. The Board of Directors has appointed Søren Steenberg Jensen, EVP, Head of Asset Management to succeed Mikael as CEO.

Mikael Skov has led Hafnia since its establishment in 2010 and has played a defining role in building the Company into one of the world’s leading product tanker platforms.

Mikael will be joining Hafnia’s board of directors subject to confirmation at a proposed Extraordinary General Meeting.

Andreas Sohmen-Pao, Chairman of Hafnia, says: “We thank Mikael for his outstanding leadership and commitment to Hafnia over many years. Under his exemplary watch, Hafnia has developed a leading market position with a strong platform and high-quality fleet.

We are pleased to nominate Søren Steenberg Jensen as Hafnia’s next CEO. His business acumen and long-standing involvement in Hafnia’s strategy and culture make him a natural successor for this planned transition.”

Mikael Skov comments: “It has been a privilege to lead Hafnia and to work with an exceptional team across sea and shore. Hafnia is in a strong position, with a clear strategy and culture, and a platform built for continued value creation. Søren has been closely involved in building Hafnia and understands the business, the people and the opportunities ahead. I am confident he is the right person to lead Hafnia into its next chapter.”

Søren Steenberg Jensen comments: “I am honored by the Board’s confidence and the opportunity to lead Hafnia. My focus will be on continuing our disciplined approach as we raise the ceiling of what Hafnia can deliver through strong commercial execution, operational excellence, digitalization, and a culture of ongoing improvement.”

The CEO transition will take effect on 1 September 2026.

For further information, please contact:
Thomas Andersen, EVP, Head of Investor Relations: tha@hafnia.com
Sheena Williamson-Holt, Head of Communications & Branding: swh@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.